JPMORGAN TRUST I

J.P. MORGAN FLEMING MUTUAL FUND GROUP, INC.

J.P. MORGAN MUTUAL FUND GROUP, INC.

UNDISCOVERED MANAGERS FUNDS

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

April 24, 2014

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust I”), File Nos. 333-103022 and 811-21295; J.P. Morgan Fleming Mutual Fund Group, Inc. (“JPMFMG”), File Nos. 333-25803 and 811-08189; J.P. Morgan Mutual Fund Investment Trust (“JPMMFIT”), File Nos. 33-09421 and 811-5526; and Undiscovered Managers Funds (“UMF”), File Nos. 333-37711 and 811-08437 –Preliminary Proxy Statement filed on April 7, 2014

Dear Ms. Hui:

This letter is in response to the comments you provided to me on April 17, 2014 on the preliminary joint proxy statement (“Proxy Statement”) filed on behalf of each series (each a “Fund”) of the Trust I, JPMFMG, JPMMFIT, and UMF (collectively, the “Trusts”). The Trusts’ responses to your comments are set forth below. We will incorporate the changes referenced below into a definitive joint proxy statement (the “Definitive Proxy Statement”) which will be filed with the Securities and Exchange Commission (“SEC”) on or about April 28, 2014.

Notice of Special Meeting of Shareholders

1.	Comment: Please add the name of each Trust to the “Notice of Special Meeting of Shareholders” in the Definitive Proxy Statement.

Response: The change will be made in the Definitive Proxy Statement.

Proposal 2 – JPMorgan Asia Pacific Fund

2.	Comment: The Proxy Statement indicates that the proposed concentration policy would not limit the types of industries in which the Fund would be able to concentrate if such industry represents 20% or more of the Asia Pacific Fund’s benchmark index. Later on, the Proxy Statement discusses financial services companies. Please disclose in the Definitive Proxy Statement if there are specific industries such as the financial services industry that represent 20% or more of the benchmark index. Such disclosure would provide Fund shareholders with greater context as to why the Fund is seeking the change.

Response: The following disclosure will be added to the Definitive Proxy Statement (changes redlined):

“The proposed concentration policy would not limit the types of industries in which the Asia Pacific Fund would be able to concentrate if such industry represents 20% or more of the Asia Pacific Fund’s benchmark index. The proposed amendment to the Asia Pacific Fund’s concentration policy would provide the Asia Pacific Fund with greater flexibility to take advantage of investment opportunities in the Asia Pacific Region and industries represented in the benchmark index, subject to the objective limits set forth above ~~which tie such concentration to representation of an industry or industries in the Asia Pacific Fund’s benchmark index~~. While it is impossible to predict which, if any, industries might represent more than 20% of the benchmark index in the future, certain industries may, from time to time, represent more than 20% of the benchmark index. For example, as of a recent date, banks represent more than 20% of the benchmark index.

3.	Comment: The proxy statement provides that if the proposal is not approved for the Fund, the Asia Pacific Fund’s fundamental investment policy relating to industry concentration will remain the same, and the Board may consider other courses of action. Please consider providing examples of other courses of action the Board may consider.

Response: In approving the proxy statement, the Board did not approve any specific actions with respect to the Fund in the event that the proposal is not approved. We are concerned that adding examples suggests that there is another course of action that the Board will take if the proposal is not approved such that shareholders are choosing between approving the proposal and another specific course of action. Moreover, we are concerned that a list of examples will not be exhaustive and may limit the Board’s consideration of other courses of action.

In connection with your review of the Proxy Statement, the undersigned hereby acknowledges on behalf of the Trusts that: (1) the Trusts are responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in

Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trusts may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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